EXHIBIT 99.1

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT FINANCIER  •  FINANZBERICHT

Novartis second quarter results enhance future growth prospects with eight significant regulatory milestones; on track to deliver 2012 outlook

•             Group net sales increased 1% in constant currencies (cc), with growth in recently launched products more than offsetting loss from Diovan patent expiration

•             Group net sales of USD 14.3 billion (+1% cc) in the second quarter; first half net sales of USD 28.0 billion (0% cc)

•             Operating income was USD 3.2 billion (+1 % cc) in second quarter, USD 6.0 billion (-7% cc) in first half; Core operating income of USD 3.9 billion (-3% cc) in second quarter, USD 7.6 billion (-5% cc) in first half; operating leverage achieved in Pharmaceuticals and Alcon in second quarter and first half

•             EPS of USD 1.12 (+4% cc) in second quarter, USD 2.07 (-7% cc) in first half; Core EPS of USD 1.38 (-3% cc) in second quarter and of USD 2.65 (-5% cc) in first half

•             Free cash flow of USD 2.3 billion in second quarter, USD 4.4 billion in first half

•             Strong momentum in innovation, continued execution on recently launched brands, and ongoing productivity enhancements expected to drive long-term growth

•             Pharmaceuticals secured five significant regulatory milestones in the second quarter, including CHMP recommendations for Afinitor in advanced breast cancer, Jakavi in myelofibrosis and Seebri Breezhaler in COPD

•             Alcon achieved three approvals in the quarter: AcrySof IQ ReSTOR +2.5D Toric Multifocal intraocular lenses in the EU, as well as Dailies Total1 and a new indication of Durezol in the US

•             Recently launched products contributed 29% to Group net sales (28% for the half year), rejuvenating our diversified healthcare portfolio

•             Further progress made on remediation at Consumer Health site in Lincoln, Nebraska; limited production resumed

•             On track to deliver 2012 full year outlook

Key figures

	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 303	14 915	-4	1	28 038	28 942	-3	0
Operating income	3 188	3 322	-4	1	6 003	6 730	-11	-7
Net income	2 733	2 726	0	5	5 060	5 547	-9	-5
EPS (USD)	1.12	1.13	-1	4	2.07	2.33	-11	-7
Free cash flow(1)	2 311	3 297	-30		4 367	4 919	-11

Core(1)
Operating income	3 911	4 235	-8	-3	7 597	8 247	-8	-5
Net income	3 356	3 564	-6	-2	6 449	6 940	-7	-4
EPS (USD)	1.38	1.48	-7	-3	2.65	2.88	-8	-5

(1) Core results and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 43 of the Interim Financial Report, together with the additional data listed in the index at the end of this report. The Interim Financial Report is included as Exhibit 99.2 in the Report on Form 6-K of Novartis AG furnished to the Securities and Exchange Commission on July 19, 2012.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, July 19, 2012 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:

“Novartis achieved eight significant regulatory milestones in the second quarter, including CHMP recommendation for Afinitor in advanced breast cancer, further enhancing our future growth prospects. Pharmaceuticals and Alcon delivered solid financial performance and operating leverage in the second quarter, underpinned by our continued focus on portfolio rejuvenation, with recently launched products now representing 29% of Group net sales compared to 25% last year.”

GROUP REVIEW

Second quarter

Continued robust sales momentum in Pharmaceuticals and Alcon

Group net sales reached USD 14.3 billion (-4%, +1% cc) in the second quarter, with growth from recently launched products more than offsetting the loss associated with the Diovan patent expiration. Currency had a negative impact of 5 percentage points as a result of the strengthening of the dollar against most major currencies.

The rejuvenation of our portfolio is key to our long-term growth. Products launched since 2007, which include Lucentis, Gilenya, Afinitor, Tasigna and Galvus, continued to perform strongly. These recently launched products grew 8% to USD 4.1 billion and now comprise 29% of Group net sales, up from 25% a year ago.

Pharmaceuticals had another quarter of good underlying growth despite the Diovan patent expiration in Europe, with net sales of USD 8.3 billion (-1%, +4% cc). Strong volume growth of 9 percentage points more than offset the effect of generics entries (-4 percentage points) and a negative pricing impact of 1 percentage point. Excluding Diovan, net sales grew 8%, demonstrating the strong underlying performance of the division. Recently launched products, the key growth driver for Pharmaceuticals, generated USD 2.8 billion of net sales, growing 28% cc over the same period last year. These products now represent 34% of division sales, compared to 28% in the year-ago period.

Alcon net sales grew 1% (+5% cc) to USD 2.6 billion in the quarter. This robust performance was led by strong Surgical sales growth of 3% (+8% cc), benefitting from strong cataract product sales in the US and Emerging Growth Markets, as well as contact lens sales growth of 2% (+6% cc), underpinned by the solid uptake of new products such as the LenSx femtosecond refractive cataract laser and silicone hydrogel lens Dailies Total1. Ophthalmic Pharmaceuticals grew 4% in cc, reflecting a weak ocular allergy season (sales of allergy products declined 6%).

Sandoz net sales declined 13% (-7% cc) to USD 2.1 billion driven by 7 percentage points of price erosion. Volume was flat, as the expected lower sales for enoxaparin (USD 156 million in the second quarter of 2012 compared to USD 284 million in the 2011 period) and US authorized generics, together with the market decline in Germany, offset strong double-digit growth in the rest of Western Europe, Asia, Central and Eastern Europe, and biosimilars (+39% cc). Vaccines and Diagnostics net sales were up 17% (+21% cc) to USD 349 million. Sales growth was driven by Menveo, which continued to see double-digit growth in the US, as well as the timing of bulk pediatric shipments in 2011, which produced a weak comparative quarter. Consumer Health, which includes OTC and Animal Health, declined 24% (-18% cc) to USD 904 million in the quarter, impacted by the suspension of production at the Lincoln, Nebraska manufacturing site.

Pharmaceuticals and Alcon delivered operating leverage

Operating income was down 4% (+1% in cc) to USD 3.2 billion as a result of the lower core operating income and net core adjustments, which in the second quarter amounted to a net expense of USD 723 million compared to USD 913 million in the prior-year period. Currency depressed operating income by 5 percentage points.

Group core operating income, which excludes exceptional items and amortization of intangible assets, decreased by 8% (-3% cc) to USD 3.9 billion. Core operating income margin in constant currencies decreased by 1.2 percentage points. Contributions to this lower core operating income margin included improvements in Pharmaceuticals (+0.6 percentage points in cc) and Alcon (+0.2 percentage points in cc), offset by declines in Sandoz (-0.8 percentage points in cc), Vaccines and Diagnostics (-0.2 percentage points in cc) and Consumer Health (-1.0 percentage point in cc). Together with a positive currency impact of 0.1 percentage points, this resulted in a net decrease in core operating margin of 1.1 percentage points.

Group net income was flat in USD (+5% cc) at USD 2.7 billion following the decline in operating income partially offset by improvements in non-operating items. EPS declined in line with net income by 1% (+4% cc) to USD 1.12.

Group core net income was down 6% (-2% cc), following the decrease of core operating income. Core EPS declined 7% (-3% cc) to USD 1.38.

Free cash flow of USD 2.3 billion in the second quarter was 30% below the previous year of USD 3.3 billion. Lower divestment proceeds (USD 0.4 billion) and higher payment of tax (USD 0.3 billion) primarily accounted for most of the decline.

First half

Robust sales performance at Pharmaceuticals and Alcon

Group net sales amounted to USD 28.0 billion (-3%, 0% cc), with the strong sales of recently launched products offsetting the negative impact of the Diovan patent expiration. Currency depressed net sales by 3 percentage points.

Across the Group’s diversified healthcare portfolio, products launched since 2007 continued to perform strongly with 12% growth over the previous year. These recently launched products now comprise 28% of Group net sales, up from 24% a year ago.

Pharmaceuticals net sales expanded to USD 16.1 billion (0%, +4% cc) with 9 percentage points of volume growth partly offset by the impact of generic entries of 5 percentage points. Excluding the impact of Diovan and other patent expiries, the division grew 8% in constant currencies. Recently launched products contributed USD 5.5 billion to net sales, representing 34% of total net sales for the division compared to 27% in the 2011 period.

Alcon net sales rose 3% (+6% cc) to USD 5.2 billion, driven by strong performance in Surgical (+6%, +9% cc) and Ophthalmic Pharmaceuticals (+2%, +5% cc). Vision Care net sales reached USD 1.2 billion and grew 1% (+3% cc) over the previous year. Emerging Growth Markets continued to expand, growing 13% cc over the first half of 2011.

Sandoz sales were down 12% (-7% cc) to USD 4.3 billion in the first half compared to a very strong base in the prior year, driven by declines in the US and Germany partly offset by double-digit sales growth in the rest of Western Europe and Asia and continued strong results from biosimilars (+46% cc). Total sales volume was flat as a result of competition on US sales of enoxaparin, lost US authorized generics of gemcitabine and lansoprazole in the prior year, and lower sales in Germany. Price erosion was 7 percentage points in the first half.

Vaccines and Diagnostics net sales declined 3% (-1% cc) to USD 648 million compared to the year-ago period, impacted by the timing of release of bulk pediatric shipments. Consumer Health sales declined 22% (-18% cc) to USD 1.8 billion mainly due to the suspension of production at its US manufacturing facility in Lincoln, Nebraska.

Pharmaceuticals and Alcon achieved operating leverage

Group operating income was down 11% (-7% cc) to USD 6.0 billion as a result of the lower core operating income and net core adjustments, which amounted to a net expense of USD 1.6 billion compared to USD 1.5 billion in the prior-year period. Currency contributed 4 percentage points to the decline.

Group core operating income decreased by 8% (-5% cc) to USD 7.6 billion. Core operating income margin in constant currencies decreased by 1.5 percentage points to 27.1% of net sales. Contributions to the lower core operating margin included improvements in Pharmaceuticals (+0.4 percentage points in cc) and Alcon (+0.2 percentage points in cc), offset by declines in Sandoz (-0.8 percentage points in cc), Vaccines and Diagnostics (-0.4 percentage points in cc) and Consumer Health (-0.9 percentage points in cc).

Group net income declined 9% (-5% cc) to USD 5.1 billion following the decline in operating income. EPS declined by 11% (-7% cc) to USD 2.07.

Core net income was down 7% (-4% cc), following the decrease in core operating income. Core EPS declined 8% (-5% cc) to USD 2.65.

Free cash flow was USD 4.4 billion in the first half down 11% versus previous year.

Executing on innovation, growth and productivity

Our strategy for long-term sustainable growth is rooted in the focused diversification of our portfolio across high-growth segments of the healthcare industry. As the only healthcare company with leading positions in pharmaceuticals, eye care, generics, vaccines and diagnostics, over-the-counter medicines and animal health, Novartis is well-positioned to deliver future growth.

Underpinning our strategy is a deep commitment to innovation, growth and productivity across our diversified portfolio. Continued execution on this commitment has allowed us to expand and improve our offerings for patients with unmet medical needs while providing long-term value for our investors.

Innovation: Maintained strong momentum with 8 significant regulatory milestones

Afinitor received CHMP positive recommendation in breast cancer

Afinitor (everolimus) has received a recommendation from the EMA’s Committee for Medicinal Products for Human Use (CHMP) as a treatment for hormone receptor-positive, HER2/neu negative advanced breast cancer, in combination with exemestane, in postmenopausal women without symptomatic visceral disease after recurrence or progression following a non-steroidal aromatase inhibitor.  The recommendation was based on Phase III data showing that Afinitor plus exemestane, an aromatase inhibitor, more than doubled the time women lived without tumor growth. This indication may represent the first major breakthrough in the treatment of advanced breast cancer in 15 years, and a new hope for approximately 220,000 women who are newly diagnosed with this potentially deadly disease each year.

Afinitor was also approved by the FDA as the first medication to treat patients with non-cancerous kidney tumors associated with tuberous sclerosis complex (TSC), a genetic disorder that affects approximately one to two million people worldwide.

Signifor approved as a treatment for Cushing’s disease in EU

The EMA granted approval for Signifor (pasireotide), making it the first medication in the EU to specifically target Cushing’s disease, a debilitating endocrine disorder caused by an underlying pituitary tumor that triggers excess cortisol.

Separately, a Phase III study of pasireotide in patients with acromegaly, a rare endocrine disorder caused by excess growth hormone secretion, met its primary endpoint in the second quarter. The results showed that patients on pasireotide long-acting release (LAR) were 63% more likely to achieve full biochemical control of their disease than those on Sandostatin LAR, the current standard of care.

Jakavi received positive opinion from CHMP in myelofibrosis

Jakavi (INC424, ruxolitinib) received a positive CHMP opinion for the treatment of patients with myelofibrosis, a life-threatening blood cancer characterized by bone marrow failure and enlarged spleen. If approved, Jakavi would be the first EU approved JAK inhibitor developed to treat patients with myelofibrosis, a rare blood cancer.

Seebri Breezhaler recommended for EU approval by CHMP

Seebri Breezhaler (NVA237, glycopyrronium bromide) was recommended for EU approval as a once-daily inhaled maintenance therapy for chronic obstructive pulmonary disease (COPD), which affects an estimated 210 million people worldwide and is predicted to be the third leading cause of death by 2020.

Long-term Phase III data underlines sustained efficacy and safety of Gilenya

New long-term data for Gilenya (fingolimod), the only oral therapy approved to treat people with relapsing forms of multiple sclerosis (MS), showed a sustained efficacy benefit and consistent safety profile with up to 4.5 years of continuous treatment. These results, from an extension of the Phase III head-to-head TRANSFORMS study, also showed improved efficacy for patients switched to Gilenya from another commonly prescribed MS treatment. As of the second quarter, more than 38,000 patients have been treated with Gilenya in clinical trials and in the post-marketing setting.

Two studies of ACZ885 met their primary endpoints

Two studies of ACZ885 — a pivotal Phase III study in patients with systemic juvenile idiopathic arthritis (SJIA) and a Phase II study in patients with tumor necrosis factor (TNF) receptor-associated periodic syndrome (TRAPS) — met their primary endpoints in the second quarter. In the Phase III study, 62% of SJIA patients treated with ACZ885 were symptom-free at the end of the placebo-controlled period, and 33% were able to completely discontinue corticosteroid therapy, which is often associated with adverse side-effects such as Cushing’s syndrome, growth suppression and osteoporosis. In the Phase II study, 90% of TRAPS patients treated with ACZ885 experienced clinical remission after only one week of treatment. There are currently no approved treatments for TRAPS, a rare, periodic fever syndrome.

Two-year study confirmed safety profile of Lucentis; 200 abstracts presented at ARVO

Two-year CATT (Comparison of Age-related macular degeneration Treatment Trials) data added to the growing body of evidence suggesting that the overall risk of serious systemic adverse events is higher with unlicensed intravitreal bevacizumab compared to Lucentis in patients with wet age-related macular degeneration (AMD). Novartis places the highest priority on patient safety and believes that Lucentis, with more than one million patient treatment years underpinning its safety profile, is the best treatment option for patients with wet AMD.

Other research presented at the 2012 Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting reinforced the long-term efficacy and well-characterized safety profile of Lucentis, as well as the benefits of an individualized treatment regimen, across multiple retinal disease areas. For example, the RESTORE extension study showed that a low number of Lucentis injections are required to achieve and maintain vision gains over three years in patients with diabetic macular edema (DME).

Novartis demonstrated depth of Oncology pipeline at ASCO

Novartis also presented 160 abstracts at the 48th Annual Meeting of the American Society of Clinical Oncology (ASCO), highlighting the clinical progress of multiple marketed and pipeline compounds.  These studies demonstrated key findings for Novartis compounds to address the unmet treatment needs of patients with cancer and rare diseases.

Among the studies presented was an 18-month analysis from the Phase III BOLERO-2 (Breast cancer trials of OraL EveROlimus) trial, which confirmed that Afinitor plus exemestane more than doubled the time postmenopausal women with hormone receptor-positive (HR+) advanced breast cancer lived without tumor growth.

Early data on several pipeline compounds, including BEZ235 (breast cancer), BKM120 (breast cancer), LBH589 (multiple myeloma), LDE225 (brain cancer), LDK378 (non-small cell lung cancer) and MEK162 (NRAS-mutated melanoma), were also presented.

Alcon achieved pipeline progress across franchises

Alcon’s Surgical franchise received approval to market AcrySof IQ ReSTOR +2.5D Toric Multifocal intraocular lens in the EU. The 2.5 diopter lens expands Alcon’s existing portfolio of intraocular lenses by providing enhanced distance vision and improved functional near vision while correcting for astigmatism. It also represents an improved option for cataract patients with astigmatism who wish to have presbyopia correction.

In the US, Alcon’s Ophthalmic Pharmaceuticals business received approval for an additional indication of Durezol. Originally indicated for use as an anti-inflammatory following eye surgery, Durezol can now be used to treat anterior uveitis, which — if left untreated — can lead to other eye disorders such as cataracts and glaucoma.

In addition, Alcon filed Brinzolamide-Brimonidine, the first fixed combination product not containing a beta blocker for the treatment of intraocular pressure in patients with glaucoma, for approval in the US.

In Vision Care, Dailies Total1, Alcon’s first silicone hydrogel daily disposable contact lens, also achieved approval in the US, following launches in the EU in late 2011. Dailies Total1 is the industry’s first water-gradient silicone hydrogel contact lens, featuring an increase from 33% to over 80% water content from core to surface. This innovative contact lens also has the highest oxygen transmissibility of any daily disposable lens, improving patient comfort throughout the day.

Growth: Continued focus on recently launched products and Emerging Growth Markets

Recently launched products continued to drive growth

Products launched since 2007 continued to drive growth across the portfolio. In the second quarter, these products grew 8% and contributed USD 4.1 billion or 29% of Group net sales. In the first half, they grew 12% and contributed USD 7.9 billion or 28% of Group net sales.

Gilenya (USD 283 million in the second quarter, +268% cc; USD 530 million in the first half, +292% cc), the first oral treatment for multiple sclerosis, continued its strong growth trajectory in the second quarter. Following a safety review by the FDA and CHMP in the first quarter, new Phase III data showed a sustained efficacy benefit and consistent safety profile with up to 4.5 years of continuous treatment with Gilenya, reinforcing its long-term value as a treatment option for patients with MS.

Lucentis (USD 604 million in the second quarter, +20% cc; USD 1.2 billion in the first half, +25% cc) also grew strongly in the second quarter as the only therapy of its kind to significantly improve vision in patients with wet age-related macular degeneration, diabetic macular edema and macular edema secondary to retinal vein occlusion.

Additionally, Tasigna (USD 237 million in the second quarter, +45% cc; USD 446 million in the first half, +42% cc), our next-generation targeted therapy for patients with chronic myeloid leukemia (CML), delivered robust growth in the second quarter. With multiple studies showing its superiority even to Glivec, the gold standard treatment for CML, Tasigna is approved for sale in 70 markets globally, and continues to gain market share in both the first-line and second-line settings. It now represents 22% of our CML franchise, up from 17% a year ago.

In Alcon, the Surgical franchise once again delivered strong sales growth (USD 957 million, +8% cc).  The refractive surgery business (USD 60 million in the second quarter, +24% cc; USD 124 million in the first half, +37% cc) grew strongly, underpinned by the continued solid performance of the Wavelight lasers, with increasing share of new equipment installations in the US, Europe, and Asia.  In the glaucoma franchise (USD 335 million in the second quarter, +6% cc; USD 641 million in the first half, +3% cc), Travatan/DuoTrav sales grew at a double-digit rate in non-US markets, offsetting the impact of generic prostaglandin competition in the US. In the contact lens business (USD 446 million in the second quarter, +6% cc; USD 870 million in the first half, +5% cc), the launch of Dailies Total1 was well received, with significant share gains in the European markets where the lens is now available, including France and Italy as of the second quarter.

Continued strong performance in China

Net sales in our Emerging Growth Markets — which include all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan — grew 6% (cc) in the second quarter, contributing USD 3.4 billion or 24% to Group net sales. Pharmaceuticals sales in Emerging Growth Markets grew 5% (cc) in the quarter. Alcon Emerging Growth Markets had another very strong quarter, growing 14% (cc) over the previous-year period. In China, net sales performance was strong across divisions, with 23% (cc) growth in the quarter. Further strengthening our growth prospects in the Chinese market, we received approval for Onbrez Breezhaler (indacaterol), our once-daily treatment for chronic obstructive pulmonary disease, in China in the second quarter.

Sandoz will strengthen differentiated products portfolio with acquisition of Fougera

In May, Novartis signed a definitive agreement to acquire Fougera Pharmaceuticals, a specialty dermatology generics company with 2011 annual sales of USD 429 million, for USD 1.525 billion in an all-cash transaction. Closing is expected shortly. The acquisition will make Sandoz the number one player in dermatology generics — an attractive industry segment with more than USD 2 billion in US sales and strong double-digit growth in recent years — complementing Sandoz’s existing global leadership positions in biosimilars and generic injectables, anti-infectives and ophthalmics. In addition to capturing cost synergies, Sandoz plans to leverage its leading position in the US generics sector and its presence in over 140 countries worldwide to expand Fougera’s existing sales base and bring its broad dermatology portfolio to new markets around the world.

Productivity: Generated gross benefits equivalent to around 5 percentage points of margin

The creation of productivity benefits to facilitate improved profitability and investment in the business to sustain growth continues to be central to the way the business is managed. Ongoing productivity initiatives, which include procurement, resource allocation across the product portfolio, reduction in the number of manufacturing sites and simplification of supporting infrastructure, generated gross savings of around 5 percentage points of operating income margin. In the second quarter, Pharmaceuticals completed the restructuring of its US business as announced in January 2012. The restructuring, which realigned the division’s field force to support growth brands and strengthened its long-term competitive positioning in the US market, resulted in savings of approximately USD 100 million in the quarter.

For the six months, the equivalent productivity savings amounted to around 4 percentage points of margin. These benefits, net of planned reinvestment, were however insufficient to offset the impact of the Lincoln plant suspension in Consumer Health and the lower sales and quality investments in Sandoz. As a result, Group core operating income margin declined by 1.2 percentage points in cc in the second quarter and 1.5 percentage points for the first half of the year.

Quality: Progress made at Consumer Health and Sandoz sites

Delivering quality medicines to patients in need is central to the Novartis mission. As part of our long-term strategy across all of our divisions, we continued to upgrade and modernize our facilities as necessary, and to implement and invest in the development of our people through standardized training and education, both to drive quality and compliance in execution and to reinforce a culture of commitment and accountability to a high quality standard across the entire organization. The Novartis network continues to be routinely checked by health authorities and inspections conducted during the course of the second quarter were in general completed without major issues.

In the second quarter, we made progress in the remediation of quality issues following the suspension of production at our US Consumer Health manufacturing site in Lincoln, Nebraska in December 2011. We have resumed production of the Animal Health product Sentinel and the OTC product Excedrin. Upon successful validation, we expect to begin shipping a limited portfolio of products from Lincoln in the fourth quarter.

In addition, Consumer Health has engaged third-party manufacturers to bolster supply of select products, which will help meet demands of patients and customers. These third-party manufacturers have already started production, and shipment of products is expected to begin in the fourth quarter.

Sandoz also continued to strengthen quality operations across its manufacturing network. This includes its three North American sites where the division is on track to meet its remediation commitments. Sandoz has upgraded senior leadership in quality and manufacturing operations, both globally and at the site level, and is further strengthening organizational capabilities, facilities and systems. While Sandoz slowed down production to implement remediation activities at its three North American sites, delivery performance across all sites has improved. Further improvements in service levels and output are expected as remediation progresses.

Free cash flow

The sustainability of our strategy lies with the generation of cash flow that provides the resources for reinvestment and returns to shareholders. Cash flow is driven by a continued focus on the cash conversion cycle and operational cash flow improvements.

Free cash flow of USD 4.4 billion in the first half was 11% lower than the previous year of USD 4.9 billion. Lower operating income (USD 0.7 billion) and lower divestment proceeds (USD 0.5 billion) were partially offset by lower payments of tax and provisions (USD 0.4 billion) and lower working capital (USD 0.3 billion).

Capital structure and net debt

Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio while keeping its double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns, investment in the business and a strong capital structure will remain a priority in the future.

As of June 30, 2012, net debt stood at USD 16.5 billion, compared to USD 15.2 billion at December 31, 2011. Net debt increased as the dividend payment of USD 6.0 billion exceeded year-to-date free cash flow. In the second quarter, net debt decreased by USD 2.7 billion to USD 16.5 billion as a result of the free cash flow generated.

The long-term credit rating for the company continues to be double-A (Moody’s Aa2; Standard & Poor’s AA-; Fitch AA).

2012 Group outlook

Barring unforeseen events

Our 2012 performance is on track and therefore our outlook for 2012 remains unchanged. Group constant currency net sales are expected to be in line with 2011. Group core operating income margin in constant currencies is expected to be slightly below 2011.

During the second quarter, the dollar strengthened against most currencies. As a result, if June average exchange rates prevail for the remainder of the year, there would be a negative impact of approximately 4% on sales and approximately 3-4% on operating income for the full year. This is a slightly stronger impact than expected in the first quarter.

Divisional Performance

Pharmaceuticals

	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 255	8 338	-1	4	16 094	16 036	0	4
Operating income	2 741	2 791	-2	3	5 143	5 252	-2	1
As % of net sales	33.2	33.5			32.0	32.8
Core operating income	2 746	2 699	2	6	5 335	5 241	2	5
As % of net sales	33.3	32.4			33.1	32.7

Alcon

	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 648	2 625	1	5	5 189	5 041	3	6
Operating income	419	371	13	25	782	895	-13	-7
As % of net sales	15.8	14.1			15.1	17.8
Core operating income	974	947	3	7	1 876	1 787	5	8
As % of net sales	36.8	36.1			36.2	35.4

Sandoz

	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 147	2 466	-13	-7	4 271	4 839	-12	-7
Operating income	259	283	-8	-5	557	695	-20	-19
As % of net sales	12.1	11.5			13.0	14.4
Core operating income	349	533	-35	-31	731	1 067	-31	-30
As % of net sales	16.3	21.6			17.1	22.1

Vaccines and Diagnostics

	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	349	299	17	21	648	670	-3	-1
Operating loss	-96	-214	55	47	-269	-315	15	7
As % of net sales	-27.5	-71.6			-41.5	-47.0
Core operating loss	-90	-89	-1	-15	-208	-113	nm	nm
As % of net sales	-25.8	-29.8			-32.1	-16.9

nm — Not meaningful

Consumer Health

	Q2 2012	Q2 2011	% change		H1 2012	H1 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	904	1 187	-24	-18	1 836	2 356	-22	-18
Operating income	0	225	nm	-95	12	490	-98	-92
As % of net sales	0	19.0			0.7	20.8
Core operating income	18	239	-92	-88	59	479	-88	-82
As % of net sales	2.0	20.1			3.2	20.3

nm = Not meaningful

The Interim Financial Report with the information listed in the index below is included as Exhibit 99.2 in the Report on Form 6-K of Novartis AG furnished to the Securities and Exchange Commission on July 19, 2012.

Novartis Q2 and First Half 2012 Interim Financial Report — Supplementary Data

Disclaimer

This press release contains forward-looking statements that can be identified by terminology such as “prospects,” “recommendations,” “on track,” “momentum,” “positive opinion,” “expected,” “recommendation,” “recommended,” “expectations,” “pipeline,” “strategy,” “long-term,” “sustainable,” “future,” “commitment,” “potentially,” “would,” “predicted,” “will,” “plans,” “planned,” “expect,” “outlook,” “unforeseen events,” “potential,” “filing,” “launch,” “submission,” “filed,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites, or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites.  Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the potential outcomes of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the potential outcome of efforts to restart production at the Consumer Health manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this presentation as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 126,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

October 25, 2012	Third quarter results 2012
November 2012	Novartis Investor Day (including R&D update)
January 23, 2013	Fourth quarter and full year results 2012